SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated July 5, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 5, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	July 5, 2013

Re: Tata Motors Report for June 2013

Mumbai, July 3, 2013: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for JUNE’2013

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUNE 2012	JUNE 2013	JUNE 2012	JUNE 2013	JUNE 2012	JUNE 2013
Micro	NANO	5008	2202	5605	2003	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS	8891	7684	7125	7453	447	469
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	399	259	865	172	102	16
UV1	SUMO	2431	435	2320	1088	22	22
UV2	SAFARI, SUMO GRANDE	661	706	1011	827	8	29
UV3	ARIA, XENON	127	38	23	6	121	5
V1	VENTURE	164	130	295	255	0	0
V2	ACE MAGIC, MAGIC IRIS	4757	5220	5307	6284	67	0
N1- A1	ACE, ACE EX, ACE Zip	12467	9929	15356	11234	2268	1496
N1- A2	Super ACE, TATA207, XENON, Winger DV	3357	3854	2860	4364	1134	978
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	35	127	246	88	14	8
M2- A2	Winger 14 seats, SFC407, CityRide	507	557	600	553	0	2
N2- A1	SFC407, LPT407	1240	858	1866	1542	455	68
N2- A2	SFC709, LPT709	832	875	383	364	215	255
N2- A3	LPT9109	693	650	478	328	173	130
N2- A4	LPT1109	271	359	1390	1736	81	71
M3- A2	LP709, SFC410, LP410	1257	1119	1745	1349	92	45
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	621	568	920	1015	30	36
M3- C2	LPO1512, LPO1612, Starbus, Divo	747	811	957	825	197	97
N3- A1	LPT1613, LPK1616, SK1613	3324	3480	2309	1619	430	112
N3- B1(a)	LPT2518, LPK2518	2426	2662	3035	2436	180	146
N3- B1(b)	LPT3118	1906	1352	2191	2457	0	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	381	92	409	172	1	0
N3- B2(d)	LPS4018, LPS4023	716	355	902	509	34	10
N3- B2(e)	LPS4928	144	22	72	33	0	1

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	31	122	177	223	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 7.5 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fourth largest truck and bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America,CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.